

Mail Stop 6010

July 1, 2008

Via Facsimile and U.S. Mail

Ms. Jennifer E. Katsch
Chief Financial Officer
TII Network Technologies, Inc.
141 Rodeo Drive
Edgewood, NY 11717

> **RE:** **TII Network Technologies, Inc.**
> **Item 4.01 Form 8-K**
> **Filed June 9, 2008**
> **File No. 1-08048**

Dear Ms. Katsch:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief